Exhibit 99.1

Execution Version

FIRST AMENDING AGREEMENT
RE: FOURTH amended and restated CREDIT AGREEMENT

THIS FIRST AMENDING AGREEMENT made as of the 4th day of May, 2023 (this “Amendment”).

BETWEEN:

THE BANK OF NOVA SCOTIA,
a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Agent”)

– and –

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
THE TORONTO-DOMINION BANK,
NATIONAL BANK OF CANADA,
MUFG BANK, LTD., CANADA Branch,
BANK OF AMERICA, N.A., CANADA BRANCH,
MORGAN STANLEY BANK, N.A.,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC and
WELLS FARGO BANK, N.A., CANADIAN BRANCH

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

– and –

FORTIS INC.,

a corporation existing under the laws of the Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS pursuant to a fourth amended and restated credit agreement made as of May 4, 2022 among the Borrower, the Agent and the Lenders (the “Existing Credit Agreement”), the Lenders established a certain credit facility in favour of the Borrower on the terms and conditions set forth therein;

AND WHEREAS the parties hereto wish to amend certain provisions of the Existing Credit Agreement.

NOW THEREFORE THIS AMENDMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
DEFINED TERMS

1.1            Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Existing Credit Agreement as amended hereby (as so amended, the “Credit Agreement”).

Article 2
AMENDMENTS

2.1            General Rule

Subject to the terms and conditions herein contained, the Existing Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Amendment and to incorporate the provisions of this Amendment into the Existing Credit Agreement.

2.2            Defined Terms

Section 1.1 of the Existing Credit Agreement is hereby amended as follows:

(a)	by deleting the reference to “July 31, 2027” in the definition of “Maturity Date” and replacing such reference with “July 31, 2028”;

(b)	by deleting the definition of “Term SOFR Adjustment” in its entirety and replacing it with the following:

““Term SOFR Adjustment” means, for any calculation with respect to a Term Benchmark Loan, a percentage per annum equal to 0.10% (10 basis points).”

(c)	by adding the following new definition, in alaphabetical order:

““Advance” means a utilization of the Credit Facility by the Borrower, to the extent applicable, by way of a Loan, acceptance by a Lender of a draft or depository bill presented for acceptance as a Bankers’ Acceptance, or the issuance of a Letter, as the context requires.”

2.3            Canadian Benchmark Replacement Setting

Section 1.18 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“1.18         Canadian Benchmark Replacement Setting. Notwithstanding anything to the contrary herein or in any other Loan Document:

(a)	On May 16, 2022 Refinitiv Benchmark Services (UK) Limited, the administrator of the CDOR Rate, announced in a public statement that the calculation and publication of all tenors of the CDOR Rate will permanently cease immediately following a final publication on Friday, June 28, 2024. On the date that all Canadian Available Tenors of the CDOR Rate have either permanently or indefinitely ceased to be provided by Refinitiv Benchmark Services (UK) Limited (the “CDOR Cessation Date”), if the then-current Canadian Benchmark is the CDOR Rate, the Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Canadian Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Canadian Benchmark Replacement is Daily Simple CORRA, all interest payments will be payable on a monthly basis.

(b)	Upon the occurrence of a Canadian Benchmark Transition Event, the Canadian Benchmark Replacement will replace the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Canadian Benchmark Replacement from Lenders comprising the Majority Lenders. At any time that the administrator of the then-current Canadian Benchmark has permanently or indefinitely ceased to provide such Canadian Benchmark or such Canadian Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such Canadian Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of any Advance hereunder to be made, converted or continued that would bear interest by reference to such Canadian Benchmark until the Borrower’s receipt of notice from the Agent that a Canadian Benchmark Replacement has replaced such Canadian Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Prime Rate Loans. During the period referenced in the foregoing sentence, the component of the Prime Rate based upon the Canadian Benchmark will not be used in any determination of the Prime Rate.

(c)	In connection with the implementation and administration of a Canadian Benchmark Replacement, the Agent will have the right to make Canadian Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Canadian Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(d)	The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Canadian Benchmark Replacement, (ii) any occurrence of a Term CORRA Transition Event, (iii) the effectiveness of any Canadian Benchmark Replacement Conforming Changes and (iv) by delivering a BA Cessation Notice pursuant to paragraph (g) of this Section 1.18, its intention to terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 1.18, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 1.18.

(e)	At any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then-current Canadian Benchmark is a term rate (including Term CORRA or the CDOR Rate), then the Agent may remove any tenor of such Canadian Benchmark that is unavailable or non-representative for Canadian Benchmark (including Canadian Benchmark Replacement) settings and (ii) the Agent may reinstate any such previously removed tenor for Canadian Benchmark (including Canadian Benchmark Replacement) settings.

(f)	Notwithstanding anything to the contrary herein or in any Loan Document and subject to the proviso below in this paragraph (f), if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the Canadian Benchmark Replacement described in clause (1)(a) of such definition will replace the then-current Canadian Benchmark for all purposes hereunder or under any Loan Document in respect of any setting of such Canadian Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; and (ii) each Advance outstanding on the Term CORRA Transition Date bearing interest based on the then-current Canadian Benchmark shall convert, on the last day of the then-current interest payment period, into an Advance bearing interest at the Canadian Benchmark Replacement described in clause (1)(a) of such definition having a tenor approximately the same length as the interest payment period applicable to such Advance immediately prior to the conversion or such other Canadian Available Tenor as may be selected by the Borrower and agreed by the Agent; provided that, this paragraph (f) shall not be effective unless the Agent has delivered to the Lenders and the Borrower a Term CORRA Notice, and so long as the Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from Lenders comprising the Majority Lenders or the Borrower.

(g)	The Agent shall have the option to, effective as of the date set out in the BA Cessation Notice, which shall be a date on or after the CDOR Cessation Date (the “BA Cessation Effective Date”), terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances, provided that the Agent shall give notice to the Borrower and the Lenders at least thirty (30) Business Days prior to the BA Cessation Effective Date (“BA Cessation Notice”). If the BA Cessation Notice is provided, then as of the BA Cessation Effective Date, so long as the Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the BA Cessation Notice, written notice of objection to the termination of the obligation to make or maintain Bankers’ Acceptances from Lenders comprising the Majority Lenders, (i) any request for an Advance that requests the conversion of any Advance to, or rollover of any Advance as, a Bankers’ Acceptance shall be ineffective, and (ii) if any request for an Advance requests a Bankers’ Acceptance such Advance shall be made as a Prime Rate Loan. For the avoidance of doubt, any outstanding Bankers’ Acceptance shall remain in effect following the CDOR Cessation Date until such Bankers’ Acceptance’s stated maturity.

(h)	For the purposes of this Section 1.18, the following terms have the following meanings:

“Canadian Available Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (x) if the then-current Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark that is or may be used for determining the length of an interest period under this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark, as applicable, pursuant to this Agreement as of such date.

“Canadian Benchmark” means, initially, the CDOR Rate; provided that if a replacement of the Canadian Benchmark has occurred pursuant to this Section 1.18, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Canadian Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Canadian Benchmark Replacement” means, for any Canadian Available Tenor:

(A)	For purposes of paragraph (a) of this Section 1.18, the first alternative set forth below that can be determined by the Agent:

(I)	the sum of: (i) Term CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a Canadian Available Tenor of three-months’ duration, or

(II)	the sum of: (i) Daily Simple CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration; and

(B)	For purposes of paragraph (b) of this Section 1.18, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Agent and the Borrower as the replacement for such Canadian Available Tenor of such Canadian Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Canadian Governmental Body, for Canadian dollar-denominated syndicated credit facilities at such time, provided that, if the Canadian Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Canadian Benchmark Replacement Conforming Changes” means, with respect to any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Prime Rate”, the definition of “Business Day”, the definition of “Bankers’ Acceptance”, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters, including with respect to the obligation of the Agent and the Lenders to create, maintain or issue Bankers’ Acceptances) that the Agent decides may be appropriate to reflect the adoption and implementation of such Canadian Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Canadian Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). Without limiting the foregoing, Canadian Benchmark Replacement Conforming Changes made in connection with the replacement of the CDOR Rate with a Canadian Benchmark Replacement may include the implementation of mechanics for borrowing loans that bear interest by reference to the Canadian Benchmark Replacement, to replace the creation or purchase of drafts or Bankers’ Acceptances.

“Canadian Benchmark Transition Event” means, with respect to any then-current Canadian Benchmark other than the CDOR Rate, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Canadian Benchmark, the regulatory supervisor for the administrator of such Canadian Benchmark, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark, a resolution authority with jurisdiction over the administrator for such Canadian Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Canadian Available Tenors of such Canadian Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark or (b) all Canadian Available Tenors of such Canadian Benchmark are or will no longer be representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored.

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“Daily Simple CORRA” means, for any day, CORRA, with conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Canadian Governmental Body for determining “Daily Simple CORRA” for business loans; provided that if the Agent decides that any such convention is not available or not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

“Relevant Canadian Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Term CORRA” means, for the applicable corresponding tenor, the forward-looking term rate based on CORRA that has been selected or recommended by the Relevant Canadian Governmental Body, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of an interest period determined by the Agent in its reasonable discretion in a manner substantially consistent with market practice.

“Term CORRA Notice” means the notification by the Agent to the Lenders and the Borrower of the occurrence of a Term CORRA Transition Event.

“Term CORRA Transition Date” means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to the Lenders and the Borrower, for the replacement of the then-current Canadian Benchmark with the Canadian Benchmark Replacement described in clause 1(a) of such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice.

“Term CORRA Transition Event” means the determination by the Agent that (a) Term CORRA has been recommended for use by the Relevant Canadian Governmental Body, and is determinable for any Canadian Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Agent and (c) a Canadian Benchmark Replacement, other than Term CORRA, has replaced the CDOR Rate in accordance with paragraph (a) of this Section 1.18.”

2.4	Rates

  Section 1.20 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

   “1.20       Rates

The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate, CORRA, Daily Simple CORRA, or Term CORRA, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate, CORRA, Daily Simple CORRA, Term CORRA or any other Benchmark or Canadian Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes or Canadian Benchmark Replacement Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR Rate, Adjusted Term SOFR Rate, CORRA, Daily Simple CORRA, Term CORRA or any alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Term SOFR Rate, Adjusted Term SOFR Rate, CORRA, Daily Simple CORRA, or Term CORRA or any other Benchmark or Canadian Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.”

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

To induce the Lenders and the Agent to enter into this Amendment, the Borrower hereby represents and warrants to the Lenders and the Agent that:

(a)	no Default has occurred and is continuing; and

(b)	the representations and warranties of the Borrower which are contained in Section 10.1 of the Existing Credit Agreement are true and correct on the date hereof as if made on the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2022.

The representations and warranties in this Section 3.1 are given solely as of the date of this Amendment and the provisions of Section 12.1(c) of the Existing Credit Agreement do not apply to the representations and warranties in this Section 3.1.

Article 4
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AMENDMENT

4.1	Conditions Precedent

This Amendment shall not become effective until the date on which the following conditions precedent are fulfilled:

(a)	this Amendment shall be executed and delivered by the Borrower, the Agent and the Lenders; and

(b)	the Agent shall have confirmed that satisfactory arrangements have been made for the payment by the Borrower of the extension fee referred to in Section 5.1 of this Amendment.

Article 5
FEES

5.1            Extension Fee

On the execution and delivery of this Amendment, the Borrower shall pay to the Agent for the account of the Lenders an extension fee of 3.5 basis points per annum on the Individual Commitment of each Lender, calculated for the period commencing on and including the Maturity Date (as defined in the Existing Credit Agreement) and ending on and including the first day immediately precedeing the Maturity Date, the entirety of which extension fee shall be due and payable upon execution of this Amendment and which such extension fee shall be non-refundable and fully earned when due.

Article 6
MISCELLANEOUS

6.1	Future References to the Credit Agreement

On and after the date of this Amendment, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

6.2	Governing Law

This Amendment shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

6.3	Enurement

This Amendment shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.4	Conflict

If any provision of this Amendment is inconsistent or conflicts with any provision of the Existing Credit Agreement, the relevant provision of this Amendment shall prevail and be paramount.

6.5	Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this Amendment and to each and every provision hereof.

6.6	Non-Waiver

The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

6.7	Counterparts

This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Amendment by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart thereof. The words “execution”, “signed”, “signature” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this Amendment on the date first above written.

FORTIS INC.

By:	(Signed) Jocelyn Perry
	Name:	Jocelyn Perry
	Title:	Executive Vice President, CFO

By:	(Signed) Regan O’Dea
	Name:	Regan O’Dea
	Title:	Vice President, General Counsel

THE BANK OF NOVA SCOTIA as Agent

By:	(Signed) Clement Yu
	Name:	Clement Yu
	Title:	Director

By:	(Signed) Ryan Moonilal
	Name:	Ryan Moonilal
	Title:	Associate

THE BANK OF NOVA SCOTIA as Lender

By:	(Signed) Frank Carson
	Name:	Frank Carson
	Title:	Director

By:	(Signed) Annette d’Eon
	Name:	Annette d’Eon
	Title:	Associate Director

canadian imperial bank of commerce

By:	(Signed) Peter Mastromarini
	Name:	Peter Mastromarini
	Title:	Managing Director

By:	(Signed) Nirushan Thambirajah
	Name:	Nirushan Thambirajah
	Title:	Executive Director

royal bank of canada

By:	(Signed) David Gazley
	Name:	David Gazley
	Title:	Authorized Signatory

bank of montreal

By:	(Signed) Steven Patchet
	Name:	Steven Patchet
	Title:	Managing Director

THE TORONTO-DOMINION BANK

By:	(Signed) David Manii
	Name:	David Manii
	Title:	Managing Director

By:	(Signed) Sean Ray
	Name:	Sean Ray
	Title:	Vice President

national bank of canada

By:	(Signed) Manny Deol
	Name:	Manny Deol
	Title:	Managing Director

By:	(Signed) David Torrey
	Name:	David Torrey
	Title:	Managing Director & Head

MUFG BANK, LTD., CANADA Branch

By:	(Signed) Richard Kim
	Name:	Richard Kim
	Title:	Director

BANK OF AMERICA, N.A. CANADA BRANCH

By:	(Signed) Marc Ahlers
	Name:	Marc Ahlers
	Title:	Director

MORGAN STANLEY BANK, N.A.

By:	(Signed) Michael King
	Name:	Michael King
	Title:	Authorized Signatory

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By:	(Signed) Jean-Francois Bourdon
	Name:	Jean-Francois Bourdon
	Title:	Director

By:	(Signed) Robert Guy
	Name:	Robert Guy
	Title:	Managing Director, Head of Quebec Corporate Banking

Wells Fargo Bank, N.A., Canadian Branch

By:	(Signed) Marc-Philippe Piche
	Name:	Marc-Philippe Piche
	Title:	Managing Director